China Distance Education Holdings Limited

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

March 7, 2014

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

Re:	China Distance Education Holdings Limited

Registration Statement on Form F-3 Registration No. 333-194058

Ladies and Gentlemen,

In accordance with Rule 461 of Regulation C (“Rule 461”) under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) we hereby request that the effectiveness of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it shall become effective at 4:00 p.m. EST, on Tuesday, March 11, 2014, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, we will promptly notify you of the change, in which case we may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by one of our executive officers or by any attorney from our U.S. counsel, O’Melveny & Myers LLP.

We understand that the representatives of the underwriters, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

We acknowledge that:

•	should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer